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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           Argent Capital Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 0399 211 01000
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                                 (CUSIP Number)

           Sandor X. Mayuga, Esq., 2049 Century Park East, Suite 755,
                     Los Angeles, CA 90067; (310) 286-1260
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 30, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    039921101000       SCHEDULE 13D   Page     2    of     4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities only)

          Dennis R. Gutzman, M.D.        2424 Babcock, Suite 201
          Chairman of the Board          San Antonio, TX 78229
          Argent Capital Corporation
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
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  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
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  (6)     Citizenship or Place of Organization

          United States (citizenship)
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                       (7)     Sole Voting Power
  Number of                    357,300
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   357,300
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          357,300
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 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          N/A
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          10.5%
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 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

                            DENNIS R. GUTZMAN, M.D.



Item 1.   SECURITY AND ISSUER

          This filing relates to the common stock of Argent Capital Corporation, a Nevada corporation whose principal offices are located at 1801 West End Avenue, Suite 1116, Nashville, TN 37203

Item 2.   IDENTITY AND BACKGROUND

          This Statement is being filed by Dr. Dennis R. Gutzman, Chairman of the Board and a Director of the issuer, and whose principal occupation is as an orthopedic surgeon. Dr. Gutzman is a U.S. citizen whose business address is 2424 Babcock, Suite 201, San Antonio, TX 79229. Dr. Gutzman has not, during the past five years, been convicted in a criminal proceeding or been a party to any civil proceeding as a result of which the issuer or any other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The 140,000 shares and warrants reported in Item 5, below, were purchased from the issuer by the reporting person using his personal funds. Shares previously acquired by Dr. Gutzman were acquired from third parties in negotiated transactions and in open market purchases.

Item 4.   PURPOSE OF TRANSACTIONS

          The securities have been acquired for investment purposes, and not with a view to acquiring control of the issuer. Dr. Gutzman may consider additional acquisitions or sales of securities of the issuer from time to time, either in open market transactions or directly from the issuer or other holders, if offered by the issuer or such other holders. Dr. Gutzman has no plans which relate to or would result in an extraordinary corporate transaction of the issuer, such as an amalgamation, merger, merger, reorganization or liquidation involving the issuer or any of its subsidiaries. However, in his capacity as a Director of the issuer, Dr. Gutzman's responsibility includes assessment of and voting upon certain of the issuer's compensation arrangements, which may include the issuance of additional shares, warrants and options to, directors, officers or
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          employees of the issuer, as performance incentives and/or to increase the capitalization of the issuer. Further, Dr. Gutzman's responsibility as a Director of the issuer includes consultation with and oversight of the issuer's management, in its development of business plans which may include the issuance of additional equity securities of the issuer to unaffiliated parties, in connection with various arm's length business transactions which the issuer may enter into with such parties.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          The securities beneficially owned by Dr. Gutzman have been acquired in a series of transactions from third parties dating from several years ago. The securities reported as beneficially owned by Dr. Gutzman include options to purchase 25,000 common shares of the issuer, which were issued to Dr. Gutzman in his capacity as a Director (and his former capacity as President) of the issuer in 1993. On October 30, 1998, Dr. Gutzman purchased 140,000 investment units directly from the issuer, each unit comprised of one share of common stock and one common stock purchase warrant, at a price of $.25 per unit. The warrants are exercisable at a price of $.25 per share of common stock purchased.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
          ISSUER

          Except as described herein, Dr. Gutzman has no contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to securities of the issuer, including, without limitation, agreements regarding transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

          SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, correct and complete.



                                           /s/ DENNIS R. GUTZMAN, M.D.
                                              ----------------------------------
                                              Dennis R. Gutzman, M.D.